Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 20
DATED JULY 1, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 20 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 14 dated April 16, 2010, Supplement No. 15 dated May 3, 2010, Supplement No. 16 dated May 17, 2010, Supplement No. 17 dated May 24, 2010, Supplement No. 18 dated June 3, 2010 and Supplement No. 19 dated June 11, 2010.  Unless otherwise defined in this Supplement No. 20, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary — Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

Distribution Policy

Our board of directors has declared distributions payable to stockholders of record each day beginning on the close of business on July 1, 2010 through the close of business on July 31, 2010.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared during the month of July 2010 will be paid no later than August 6, 2010.

We will not use any of the net proceeds from the offering to fund these distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  We anticipate that some or all of the monies needed to fund the distributions declared and payable for July will be funded from capital contributions that IREIC has advised us that it intends to fund if needed.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors — Risks Related to Our Business — The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

Management

Our Directors and Executive Officers

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Directors and Executive Officers,” which begins on page 100.

On June 24, 2010, our board of directors appointed Mr. Wurtzebach, one of our independent directors, to serve as the chairman of the audit committee.  Mr. Wurtzebach qualifies as an “audit committee financial expert” under the rules of the SEC.  In addition, our board appointed Mr. Grupe to serve on the nominating and corporate governance committee of the board.

Our nominating and corporate governance committee continues to evaluate candidates to fill the board vacancy resulting from Mr. Figura’s death.  Because our charter requires a majority of our directors to be “independent,” the nominating and corporate governance committee is seeking a candidate that qualifies as “independent” under the standards set forth under our charter and by the New York Stock Exchange.

Description of Real Estate Assets

Investments in Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets — Investments in Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 15.

Probable Acquisitions

Temple Terrace Joint Venture.   We, through a wholly owned subsidiary formed for this purpose, have entered into a joint venture agreement with an affiliate of The Vlass Group, LLC, a real estate developer specializing in high density vertical mixed-use developments in urban settings.  The agreement became effective as of July 1, 2010.  The purpose of the joint venture is to acquire and redevelop an approximately 95,000 square foot retail center.  The center is part of a multi-phase real estate development project located in Temple Terrace, Florida.  The property currently includes a Sweet Bay grocery store that occupies approximately 46,000 square feet pursuant to a lease that expires in February 2027, unless redevelopment is not completed by June 30, 2012, in which case the lease will expire in February 2014.  The redevelopment will involve demolishing the interior of the existing retail buildings, with the exception of the space leased to Sweet Bay, and building out the interior and exterior structures, including replacing the existing roofs.  With the exception of the grocery store and a second 5,000 square foot parcel leased through 2015, the remaining 44,000 square feet will be leased during the redevelopment process or after it is completed.

Under the terms of the joint venture agreement, we will initially contribute an amount not to exceed $500,000.  We subsequently will be required to fund approximately $9.7 million for project costs that are not covered by contributions from our venture partner and that are incurred prior to the completion of the redevelopment project (referred to herein as the “completion date”).  Our contribution will not, however, exceed an amount equal to (1) the sum of the property’s initial net operating income as of July 1, 2010, which is no greater than $350,000, plus any annualized net operating income from a lease subsequently entered into, divided by (2) 9%.  Our venture partner will contribute the fee simple title to the property and all current leases at the property.

Both net cash flow and capital proceeds from the venture will be distributed first to us, until the unpaid preference on our invested capital is reduced to zero, and then to our venture partner.  For these purposes, “unpaid preference” means a 9% return, compounded quarterly and reduced by the aggregate amount of any prior distributions of net operating income and capital proceeds received by us.

Both we and our joint venture partner will act as managers of the joint venture.  However, certain actions will be performed solely by our venture partner, subject to our approval, including without limitation: developing the property and entering into, renewing or extending leases at the property, prior to the completion date; engaging and employing contractors for the development of the property; and preparing the development budget.  Our venture partner generally will be responsible for applying for and obtaining government approvals, for supervising and managing construction and for leasing the property.

Construction and site management fees, in an amount equal to approximately $300,000, will be split equally between us, or our representative, and our venture partner.   We will be responsible for property management, and Inland Diversified Real Estate Services, L.L.C. will serve as the manager of the property and will be paid a 3.5% management fee.

Beginning on December 1, 2010 and for a period ending twenty-four months after the completion date, our venture partner will have the option to elect to transfer all of its membership interests to us.  In addition, we will have the right to trigger this buyout of our partner’s interests upon the earlier to occur of (1) the date that is two years after the completion date or (2) the date upon when the project is 100% leased to tenants that are open, operating and paying full rent.  In either case, we will be required to pay our venture partner an amount equal to (a) the property’s annualized net operating income as of the date that we or our partner elects the buyout, divided by 8.5% less (b) the aggregate amount of any capital contributions we have made through that date.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

During the month of June 2010, we accepted investors’ subscriptions to this offering and issued approximately 2,023,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $20.1 million.  The following table provides information regarding the total shares sold in our offering as of June 30, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	13,172,896	130,940,682	12,351,417	118,589,265

Shares sold pursuant to our distribution reinvestment plan:	128,708	1,222,729	—	1,222,729

Shares purchased pursuant to our share repurchase program:	(2,000)	(20,000)	—	(20,000)
Total:	13,319,604	$132,343,411	$12,351,417	$119,991,994

(1)          Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)          Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)          The amount indicated under net proceeds is prior to issuer costs.